10031171

SECURITI[...]SION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 45158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2009 (MM/DD/YY) AND ENDING 6/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUTTER SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 MONTGOMERY STREET, SUITE 1700
(No. and Street)

SAN FRANCISCO	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BERIT MUH — (415) 352-6300 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name -- *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR	SAN FRANCISCO	CA	94104-1199
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, BERIT MUH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUTTER SECURITIES INCORPORATED, as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA M. VICTORIA
Commission # 1754389
Notary Public - California
San Francisco County
MyComm. Expires Jun 29, 2011

Notary Public

Signature

CHIEF FINANCIAL OFFICER / FINOP
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Sutter Securities Incorporated

We have audited the accompanying consolidated statement of financial condition of Sutter Securities Incorporated (the "Company") as of June 30, 2010. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sutter Securities Incorporated as of June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
August 25, 2010

SUTTER SECURITIES INCORPORATED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2010

ASSETS

Cash	$ 1,216,698
Restricted cash	100,000
Securities owned, at fair value	373,707
Receivables from clearing brokers and dealers	170,253
Accounts receivable	48,389
Prepaid expenses and other assets	73,831
Prepaid income taxes	14,760
Total assets	$ 1,997,638

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 677,602
Deferred tax liability	10,614
Income taxes payable	5,018
Total liabilities	693,234
Shareholders' equity:	
Common stock, no par value; 200,000 authorized; 140,888 issued and outstanding	282,722
Retained earnings	1,021,682
Total shareholders' equity	1,304,404
Total liabilities and shareholders' equity	$ 1,997,638

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Sutter Securities Incorporated (the "Company"), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker/dealer that serves as underwriter and financial advisor to state and local governments and agencies, specializing in originating, trading, and selling California municipal bonds and other fixed income securities and equities. In addition, the Company provides investment banking and advisory services to corporations and other entities, including corporate valuations and fairness opinions. Sutter's office is located in San Francisco, California. The Company became a registered member of the National Association of Securities Dealers (now known as FINRA, The Financial Industry Regulatory Authority) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

On July 1, 2003, the Company commenced operations of a wholly owned subsidiary, Sutter Securities Group, Inc. The wholly owned subsidiary provides services to corporations and other entities with respect to valuations and litigation support. The consolidated financial statements include Sutter Securities Group, Inc. All significant intercompany balances and transactions are eliminated.

All trades are cleared through other brokers on a fully disclosed basis. In addition to executing fixed income securities trades as principal, the Company also executes equity trades on an agency basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on August 25, 2010. Subsequent events have been evaluated through this date.

Restricted Cash

The clearing broker requires the Company to have a reserve account of $100,000, which is classified as restricted cash on the statement of financial condition. Such balance is invested in a short-term money market account.

Valuation of Securities Owned at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Continued

2. **Summary of Significant Accounting Policies,** continued

Valuation of Securities Owned at Fair Value - Definition and Hierarchy, continued

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Continued

2. **Summary of Significant Accounting Policies,** continued

Valuation Techniques

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long.

Derivative Contracts

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in gain on securities owned in the consolidated statement of income. Derivative contracts include warrant contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques, including closed-form analytic formula (such as the Black-Scholes option-pricing model), simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. Derivative contracts, such as warrants, which are listed on a national securities exchange or reported on the NASDAQ national market, are generally categorized in Level 1 of the fair value hierarchy. OTC derivatives contracts, such as warrants, which may be valued using models, are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Revenue Recognition

Securities transactions and the related revenues and expenses thereon, are recorded on a trade date basis. Underwriting fees are recorded when the underwriting is sold and the income is reasonably determinable. Other advisory fees, including private placement fees, are recorded when earned. Securities owned, at fair value may include equity securities and warrants received in connection with private placement services. Principal transactions represent markups on riskless principal transactions and are recorded on a trade date basis.

Continued

2. **Summary of Significant Accounting Policies,** continued

Deferred Income Taxes

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. No interest expense or penalties have been recognized as of and for the year ended June 30, 2010.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for fiscal years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces retained earnings. This policy has been applied to all existing tax positions upon the Company's initial adoption on July 1, 2009. The Company has determined that the adoption of this policy did not have a material impact on the Company's consolidated financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Continued

2. **Summary of Significant Accounting Policies,** continued

Accounting Standards Codification

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted this new accounting pronouncement for the year ended June 30, 2010, as required, and adoption did not have a material impact on the financial statements taken as a whole.

3. **Fair Value Measurements**

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned				
Common stocks	$ 327,033	$ -	$ -	$ 327,033
Warrants	-	46,674	-	46,674
	$ 327,033	$ 46,674	$ -	$ 373,707
Restricted cash	$ 100,000	$ -	$ -	$ 100,000

As of June 30, 2010, securities owned and derivative contracts held of approximately $367,000 relate to a single issuer.

4. **Derivative Contracts**

In the normal course of business, the Company may receive derivative contracts in connection with private placement services. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk with derivative activities and exposure to derivative contracts is equity price fluctuations. In addition to its equity price risk, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their derivative contracts.

Continued

4. **Derivative Contracts,** continued

Warrants

The Company may receive warrants in connection with its private placement services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

Volume of Derivative Activities

At June 30, 2010, the notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

(notional amounts in thousands)

	Long exposure	
Primary underlying risk	**Notional amounts**	**Number of contracts**
Equity price		
Warrants (a)	$ 217	91

(a) Notional amounts presented for warrants are based on the fair value of the underlying shares as if the warrants were exercised at June 30, 2010.

Impact of Derivatives on the Consolidated Statement of Financial Condition and Consolidated Statement of Income

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned, at fair value, categorized by primary underlying risk, at June 30, 2010. The following table also identifies the gain amounts included in the statement of income as gains on securities owned, at fair value, categorized by primary underlying risk, for the year ended June 30, 2010.

Continued

4. **Derivative Contracts,** continued

(in thousands)

Primary underlying risk	Derivative assets	Amount of gain
Equity price		
Warrants	$ 47	$ 47

5. **Receivables from Clearing Brokers and Dealers**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges. The receivables from brokers and dealers arise in the normal course of business from the settlement of securities transactions.

6. **Income Taxes**

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable primarily to accrued vacation, depreciation expense and state taxes. These temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liabilities are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

Continued

6. **Income Taxes,** continued

The Company had a deferred tax liability at June 30, 2010 of $10,614 which was comprised of temporary differences primarily related to unrealized gains on investments.

The effective income tax rate differs slightly from statutory rates due to the true-up of prior year taxes.

7. **Regulatory Requirements**

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and FINRA.

This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2010, the Company had net capital of $998,817, which was $898,817 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was .69 to 1.

8. **Commitments**

Operating Leases

The Company's current lease agreement for the San Francisco office expires on February 28, 2014.

Minimum future rental payments under the lease are summarized as follows:

Year ending June 30:	
2011	$186,628
2012	194,324
2013	203,944
2014	138,528
	$723,424

Underwriting

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to underwriting commitments that were open at June 30, 2010.

Continued

9. Concentrations of Credit Risk

Cash

The Company has deposits in financial institutions in non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At June 30, 2010 the Company's cash was managed by three financial institutions. The Company's management monitors the risk associated with these balances and does not anticipate any losses from these counterparties.

10. Related Party Transactions

In the normal course of business, the Company advances amounts to its employees. Such advances are non-interest bearing and are payable upon demand. At June 30, 2010, the Company has included in accounts receivable approximately $20,000 of such advances to and receivables from employees.

11. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Additionally, in the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Continued

SUTTER SECURITIES INCORPORATED
(SEC I.D. No. 8-45158)

REPORT ON AUDIT OF CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
June 30, 2010

PUBLIC DOCUMENT

Filed pursuant to rule 17a-5(e)(3) under the
the Securities Exchange Act of 1934 as a public document.